                           January 29, 2010

Larry Greene
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Dryden Government Securities Trust
                    Money Market Series
       (File No. 811-3264  (the “Fund”)
        Post-Effective Amendment to Registration Statement

Dear Mr. Greene:

I am writing in response to comments which you provided to me on behalf of the Commission staff by telephone on January 21, 2010 regarding the Fund’s submission of a Post-Effective Amendment to its Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933.  As noted previously, the purpose for the submission of the Post-Effective Amendment under Rule 485(a) was to conform the Fund’s Registration Statement to the requirements of the summary prospectus rules promulgated by the Commission.

As also discussed, to the extent that any of the comments provided by the Commission staff are globally and/or universally applicable to the other funds in the fund complex, we will apply all such comments to the other funds in our fund complex to which the comments would be applicable.

For your convenience, a summary of the staff’s comments is included herein and the Fund’s responses are keyed accordingly, as follows:

Comment: In the prospectus, in the section entitled “How the Fund Invests,” the discussion of the Fund’s investments in securities with “put” features includes the following sentence:  “We will not purchase a put repeatedly from the security to which it relates.”  Please explain what is meant by this sentence.

Response:  The sentence has been deleted from the prospectus.

Comment:  In the prospectus, in the section entitled “How the Fund Invests,” the discussion pertaining to the Manager’s voluntary yield support does not indicate whether, if yield support is provided, if such support payments may be recaptured by the Manager.

Response:  If the Fund’s yield is supported by the Manager, such payments are not recaptured by the Manager, and as a result, we believe that the existing disclosure is appropriate.

Comment:  In the SAI, in the section entitled “Investment Risks and Considerations,” the discussion of “Borrowing and Leverage” says that the Fund may borrow up to 33 1/3% of the value of its total assets.  This appears to be inconsistent with the Fund’s fundamental investment restrictions, which say that the Fund may not borrow more than 20% of the value of the Fund’s total assets. Please explain.

Response:  The SAI disclosure is erroneous and has been corrected.

Comment:  In the SAI, in the section entitled “Investment Risks and Considerations” the discussion of student loan notes issued by Straight-A Funding LLC is not clear.  Please revise.

Response:  The discussion has been revised and clarified.

Comment:  In the SAI, the disclosure of the Fund’s fundamental investment restrictions does not include the required restriction pertaining to concentration of investments.

Response:  the omission was erroneous and the restriction has been restored to the document.

The Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Fund may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned (973-802-6469).

Very truly yours,

/s/ Jonathan D. Shain
Jonathan D. Shain

cc: Larry Greene
(Securities and Exchange Commission)